Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: August 12, 2019

Corporate presentation Third quarter 2019 Exact Sciences

Safe harbor statement Cautionary Statement This presentation contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this presentation regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Exact Sciences 2

Safe harbor statement Additional Information In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DO CUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300. Participants in the Solicitation Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Exact Sciences 3

Exact Sciences 2019 financials Q2 2019 Q2 2018 Revenue $199.9 million $102.9 million Completed tests 415,000 215,000 Gross margin 74% 74% Operating expense $182.1 million $108.7 million Cash utilization $43.3 million $45.3 million Ending cash balance $1.2 billion $1.2 billion Exact Sciences 4

We deliver life-changing innovations in earlier cancer detection Exact Sciences 5

Colorectal cancer: America’s second deadliest cancer Lung 51,020 Colorectal Annual deaths Pancreatic Breast Liver Prostate Source: American Cancer Society, Cancer Facts & Figures 2019; all figures annual Exact Sciences 6

Detecting colorectal cancer early is critical Diagnosed in Stages I or II Diagnosed in Stage IV 10 years 9 of 10 years 1 of Survive 5 Survive 5 Source: SEER 18 2004-2010 – colorectal cancer statistics Exact Sciences 7

Cologuard: addressing the colorectal cancer challenge 94% Easy to use Non-invasive Early-stage cancer sensitivity* No preparation No sedation No time off work 24/7 customer support For adults 50 years or older and at average risk Developed with *For stage I and II cancers; 92% sensitivity overall, 87% specificity Source: Imperiale TF et al., N Engl J Med (2014) Exact Sciences 8

Impact of patient navigation service on compliance 67% Phone Calls Letters 24/7 Support 38% Emails Texts Sources: 1. Patient adherence over 3 years, Liang PS., et al., Am J Gastroenterol. 2016 2. Patient compliance within 1 year, Arch Intern Med 2012; 172(7):575-582 (Inadomi) Cologuard’s compliance rate represents the cumulative completed tests from kits shipped to patients during the 6-month period ending 12 months prior to the end of the quarter, excluding program orders 14% Exact Sciences 9 FIT/FOBT1 Colonoscopy2

Increasing America’s screened population Screening history of Cologuard users 12% screened only with FIT/FOBT 48% never screened before 40% screened with colonoscopy Screening history of Cologuard users: Exact Sciences Laboratories patient satisfaction survey, Oct. 2017-Sep. 2018, n = 5,377 Exact Sciences 10

Capturing a multi-billion dollar 415K U.S. market opportunity U.S. screening market for Cologuard* 87M+ $15B 97% test volume CAGR 54K 5.7% Market share** 2Q16 2Q19 *Exact Sciences estimate, assuming 87 million average-risk, asymptomatic people ages 50-85, revenue per test of $500-$525, and 3-year interval for Cologuard, **(415,000 completed tests x 4 to annualize x 3 to account for interval) / 87M Compound annual growth rate (CAGR) from 2Q16 through 2Q19 Exact Sciences 11

Demand fueling strong Cologuard $199M revenue growth 2Q16 – 2Q19 Revenue 111% CAGR Gross profit 138% CAGR Total OpEx 47% CAGR growth $21M 2Q16 Cologuard-only compound annual growth rate (CAGR) from 2Q16 through 2Q19 Exact Sciences 2Q19 12

Impact of Cologuard 2.6M People screened since launch 12K Early-stage cancers detected 84K Pre-cancerous polyps detected Source: based on extrapolation of findings in DeeP-C pivotal trial population to the ~2.6M screened using Cologuard since launch: Imperiale TF et al., N Engl J Med (2014) Exact Sciences 13

Cologuard’s growing provider adoption ~174K Total providers 142K 8K Primary care 62% provider CAGR Gastroenterologists 6K OBGYNs 17K Other 2Q16 Compound annual growth rate (CAGR) from 2Q16 through 2Q19 Note: primary care providers includes family practice, internal medicine, nurse, and physician’s assistant specialties 2Q19 Exact Sciences 14

2019 Corporate Priorities PowerthePartnership Enhance Cologuard Advance Liquid Biopsy Exact Sciences 15

Power the Partnership Exact Sciences 16

Partnering to help screen more people Salesforce calls on health care providers Health system relationship-building Shared investment in nationwide marketing campaign Exact Sciences 17

Improving access to Cologuard 94% Of Cologuard out-of-pocket patients cost* have no In-network contracts include: *Exact Sciences estimate based on historical patient billing and impact of recently executed network agreements Exact Sciences 18

Epic partnership advantages #1 KLAS ranked healthcare software suite Scalable IT infrastructure Ease of ordering Data access Exact Sciences 19

Preparing for demand Investing in people, infrastructure, and lab capacity to support >40% market share goal our Exact Sciences 20

Enhance Cologuard Exact Sciences 21

45-49 label expansion opportunity Increase in U.S. screening market for Cologuard including 45-49 age group* 50-85 average risk +19M average risk people $15B $18B 45-49 average risk Cologuard is indicated for adults 50 and older. Exact Sciences intends to pursue a label expansion for Cologuard use beginning at age 45. Sources: US Census data and CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 *Exact Sciences estimate, assuming ~106 million average-risk, asymptomatic people ages 45-85, average revenue per test of $500-$525 and 3-year interval for Cologuard; Note: FDA has not approved Cologuard for use in 45-49 age group Exact Sciences 22

Improving Cologuard performance with new markers Improve specificity 2.0 Increase revenue Decrease cost of goods Note: currently evaluating whether new biomarkers could increase specificity while maintaining sensitivity Cologuard 2.0 is not approved by the FDA Exact Sciences 23

Advance Liquid Biopsy Exact Sciences 24

Biomarker discovery across 15 cancers Lung Esophageal Breast Ovarian Stomach Uterine Pancreatic New cancer test development Cervical Liver Prostate Colorectal Bladder Melanoma Kidney Lymphoma Exact Sciences 25

Proven partnership 10-year collaboration with Mayo Clinic Biomarker discovery & validation Access to samples & clinical trials Leading researchers & clinicians Liquid biopsy for top 15 cancers Exact Sciences 26

Exact Sciences’ advantages Multiple classes of biomarkers Proprietary DNA chemistry State-of-the-art lab Flexible, automated platform Regulatory expertise Commercial scale Exact Sciences 27

Liquid biopsy: a growth area for cancer diagnostics Exact Sciences focusing on early detection and recurrence >$13B Projected liquid biopsy market in 2030* Hereditary testing Screening Diagnosis Recurrence monitoring Therapy selection Response monitoring Source: Analyst estimates Exact Sciences 28

Liver cancer: America’s fifth deadliest cancer Lung 31,600 Colorectal Annual deaths Pancreatic Breast Liver Prostate Source: American Cancer Society, Cancer Facts & Figures 2019; all figures annual Exact Sciences 29

Regular liver cancer testing leads to better outcomes Under regular testing Not under regular testing 6 of 10 years 3 of 10 years Survive 3 Survive 3 Source: Kuo, YH et al., Eur J Cancer (2010) Exact Sciences 30

Market opportunity in liver cancer testing 3M* High-risk Americans $1.5B** Market opportunity *Exact Sciences estimate **Total addressable market assumes revenue per test of $500 and 3M tested annually Exact Sciences 31

CREATING A LEADING GLOBAL CANCER DIAGNOSTICS COMPANY July 29, 2019 Exact Sciences Exact Sciences + Genomic Health

Compelling strategic combination 33 Provides strong platform for continued growth with two of the leading brands in cancer diagnostics, Cologuard® and Oncotype DX® Forms best-in-class R&D and clinical organization with enhanced scale, robust evidence generation engine, proven regulatory expertise and key relationships with oncologists Provides global infrastructure and commercial presence in 90+ countries with expanded reach across primary care, oncology, OB/GYN, gastroenterology and urology to support growth of existing and future cancer tests Enhances financial strength with pro forma revenue of ~$1.6 billion, gross profit of ~$1.2 billion in 2020

Together Exact Sciences and Genomic Health address large colorectal, breast and prostate cancer markets Annual Total Addressable Market By Indication $200M $20B $600M $700M U.S. Average Risk U.S. 45-49 y.o. U.S. Breast International U.S. Prostate Other Total Cologuard & Oncotype DX (1) (2) (3) Colorectal Colorectal Breast ~40% (4) OF ALL SOLID TUMOR INCIDENCE IN THE U.S. COLORECTAL, BREAST AND PROSTATE TUMORS REPRESENT Note: (1) (2) (3) (4) Bars for U.S. Average Risk and U.S. 45-49 y.o. Colorectal Cancer not to scale. Exact Sciences estimate assuming 87 million average-risk, asymptomatic people ages 50-85, revenue per test of $500 - $525, and 3-year testing interval for Cologuard. Subject to FDA approval. Western Europe, Canada, and Japan. Represents ~75% of the potential opportunity. Source: Surveillance, Epidemiology, and End Results (SEER) data 34 $500M $3B $15B

Transaction overview 35 TERMS • Cash and stock transaction valued at $2.8 billion • Genomic Health stockholders will receive $72.00 per share • $27.50 per share in cash • $44.50 per share of Exact Sciences stock, subject to a 10% collar centered on Exact Sciences’ volume-weighted average price (“VWAP”) for the 45 trading days ended July 26, 2019 • Represents a premium of ~19% to Genomic Health’s VWAP for the last 30 trading days • Pro forma ownership: Exact Sciences shareholders ~91% and Genomic Health stockholders ~9% FINANCIAL BENEFITS • Pro forma revenue of ~$1.6 billion in 2020 • Pro forma gross profit of ~$1.2 billion in 2020 • Annualized cost synergies of ~$25 million within the third full year following close, primarily through reducing public company costs and purchasing optimization TIMING AND CLOSING • Expected to be completed by the end of 2019 • Subject to customary closing conditions and regulatory approvals, including the approval of stockholders of Genomic Health • Felix and Julian Baker and certain funds advised by entities with whom they are affiliated, which collectively own approximately 25.3% of the outstanding shares of Genomic Health common stock, have entered into agreements to vote in favor of the transaction

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